UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934

                             COBRA ELECTRONICS CORP.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   191042100
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  OCTOBER 7, 2011
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  191042100

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         449,327
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    449,327
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             449,327
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     6.9%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Cobra Electronics Corp., 6500 W. Cortland Street, Chicago, IL 60707.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al, related to violations of state or federal securities laws, in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $637,445.19 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes.

     The reporting person believes the shares remain undervalued in the marketplace, primarily owing to: 1) the company's dramatic financial turnaround, the past few quarters, 2) the company's possession of roughly $8 million in NOL carry-forwards, which will shield future income from tax,
3) the company's "bevy" of new, high visibility, award-winning products, and, as announced, its healthy pipeline of new products to come, 4) the Cobra segment's expanded retail presence, domestically, and expanded distribution and rapidly increasing sales, internationally (particularly in Eastern Europe), and 5) the premier brand value that is reflected in the company's estimated 2/3 market share in its "mainstay" C.B. radio and detection businesses.

     The reporting person is filing this Amendment No. 4 to reflect a decrease in his ownership percentage of the company's common stock to 6.9%, from the 8.1% reported on Schedule 13D, Amendment No. 3, dated April 22, 2011. The reporting person has reduced his overall ownership position, primarily for 2 reasons: 1) as the reporting person tends to remain fully invested in the market, at all times, he has had an ongoing need to meet broker margin calls, owing to recent extreme market volatility, and
2) noting the significant increase in Cobra's share price (compared to the reporting person's average cost), and overall decline in the value of his portfolio otherwise, the reporting person has reduced his ownership position in Cobra to maintain sufficient diversification of risk.

     The reporting person currently has no specific plan or proposals which relate to or would result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D. This notwithstanding, the reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in
Item 4.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on November 23, 2011, the reporting person has sole voting and dispositive power over 449,327 shares of Cobra Electronics Corp.'s common stock. The company's latest Form 10-Q filing, as of November 7, 2011, indicates there were 6,539,580 common shares outstanding. Accordingly, the reporting person is deemed to own 6.9% of the company's common stock. Transactions effected by the reporting person from August 8, 2011, through November 23, 2011, were performed in ordinary brokerage transactions, and are indicated as follows:

08/08/11  sold 2463 shares at $3.40
08/09/11  bought 10,000 shares at $3.17
08/09/11  sold 6200 shares at $3.148
08/11/11  sold 37 shares at $3.42
09/14/11  sold 2700 shares at $3.54
09/15/11  sold 5000 shares at $3.62
09/20/11  bought 2500 shares at $3.33
09/21/11  bought 2500 shares at $3.25
09/22/11  bought 2500 shares at $3.037
09/23/11  sold 3020 shares at $3.449
09/26/11  sold 6980 shares at $3.481
09/27/11  sold 5100 shars at $3.57
09/30/11  bought 7500 shares at $3.26
09/30/11  sold 5000 shares at $3.475
10/03/11  bought 2500 shares at $3.26
10/07/11  sold 20,300 shares at $3.515
10/25/11  bought 99 shares at $3.43
11/01/11  bought 402 shares at $3.51
11/15/11  sold 972 shares at $4.942
11/16/11  sold 4178 shares at $4.95

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  11/23/11
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor